Enterra Energy Trust Announces Q3 2009 Financial and Operating Results

Calgary, Alberta – (Marketwire – November 13, 2009) Enterra Energy Trust (“Enterra”, “We”, “Us” or “Our”) announces its financial and operating results for the three and nine months ended September 30, 2009.

Don Klapko, CEO of Enterra, commented “Enterra Energy Trust had a noteworthy third quarter.  We are pursuing two new oil plays and completed an acquisition of production which helps position us for growth for the future.  In addition, management is pleased to announce that, in spite of a very challenging economy, production and operating results remained relatively flat quarter over quarter, that bank debt continued to be reduced and that we continue to operate within our cash flows.”

Q3 2009 Highlights

•	In July, Enterra closed the acquisition of 270 boe per day at our operated liquids-rich Hunton natural gas play with the purchase of additional minor working interests.

•	Enterra introduced a new Oklahoma oil play, which it will operate with a 40% interest in approximately 9,000 acres.

•	Subsequent to the end of the quarter, Enterra announced the acquisition of almost 4,000 net acres in the Cardium resource style play in west central Alberta targeting light gravity sweet crude oil.

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Total bank debt decreased by $3.3 million to $75.0 million at September 30, 2009 compared with $78.3 million at June 30, 2009 and $95.5 million at December 31, 2008.  Current bank credit facility remains at $110.0 million.

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Production remained relatively flat at 9,907 boe per day compared to 10,059 boe per day in Q2 2009.  Our production weighting during the quarter increased to 55% oil and NGL production compared with 48% last quarter.

The acquisition of 270 boe per day of production at our liquids-rich Hunton natural gas resource play in Oklahoma is in the form of a higher working interest in wells which Enterra already operates.  This higher working interest carries forward more than 100 drilling locations that have already been identified in this area.  The Hunton play currently delivers more than 50 percent of Enterra’s production with solid economics and low finding and development costs.

The new oil play in Oklahoma, which is separate from our Hunton assets, consists of a 40% interest in approximately 9,000 acres with an initial four well commitment with two partners.  Our internal estimates suggest initial gross well production rates could be about 200 bbls per day of oil with gross reserves averaging 130,000 bbls per well.  We believe that this potential resource style oil play provides a multi-year drilling inventory with up to 25 potential locations.  The expected spud date of the first well into this play will be in December 2009 and we anticipate providing results of drilling and testing early in 2010.

Subsequent to the end of the quarter, we announced the acquisition of almost 4,000 net acres in the Cardium resource style play in west central Alberta targeting light gravity sweet crude oil.  Beginning in 2010 Enterra anticipates a multi-year drilling program of 10 to 16 horizontal wells utilizing multi-stage fracture stimulation technology to enhance resource recovery potential.  Initial oil well production rates in the area have been reported in excess of 170 bbl per day and internal expectations are for potential gross reserves of 170,000 bbl per well.  We are hopeful that with success in this area, our inventory of drilling prospects will continue to grow as the asset is further delineated.

	Three months ended September 30			Nine months ended September 30			Year ended Dec. 31
Q3 2009 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2009	2008	Change	2008
FINANCIAL
Revenue before mark-to-market adjustment	30,354	68,026	(55%)	103,451	199,345	(48%)	255,268
Funds from operations	8,366	27,864	(70%)	34,842	83,709	(58%)	107,345
Per unit – basic ($)	0.13	0.45		0.56	1.36		1.74
Per unit – diluted ($)	0.13	0.36		0.56	1.34		1.70
Net income (loss)	(9,462)	14,916		(32,343)	1,154		7,061
Per unit – basic ($)	(0.15)	0.24		(0.52)	0.02		0.11
Per unit – diluted ($)	(0.15)	0.23		(0.52)	0.02		0.11
Total assets	471,524	543,220		471,524	543,220		587,018
Net debt	40,084	69,385		40,084	69,385		52,389
Convertible debentures	114,673	112,969		114,673	112,969		113,420
Unitholders’ equity	230,544	246,235		230,544	246,235		294,416
UNITS OUTSTANDING
Units outstanding – basic (000s)	64,059	61,526		62,212	61,477		61,661
Units outstanding – diluted (000s)	64,059	78,480		62,212	62,273		63,012
Units outstanding at period end (000s)	64,718	62,076		64,718	62,076		62,159
OPERATIONS
Average daily production
Oil (bbls per day)	2,682	3,618	(26%)	2,863	3,699	(23%)	3,660
NGL (bbls per day)	2,729	59	100%	1,956	96	100%	96
Gas (mcf per day)	26,977	38,642	(30%)	30,952	39,442	(22%)	39,162
Total (boe per day)	9,907	10,117	(2%)	9,978	10,369	(4%)	10,283
Exit production
Oil (bbls per day)	2,887	3,480	(17%)	2,887	3,480	(17%)	4,180
NGL (bbls per day)	2,549	65	100%	2,549	65	100%	70
Gas (mcf per day)	26,567	37,982	(30%)	26,567	37,982	(30%)	33,321
Total (boe per day)	9,864	9,875	0%	9,864	9,875	0%	9,804
Average sales price
Oil ($ per bbl)	63.68	109.08	(42%)	60.49	95.47	(37%)	92.57
NGL ($ per bbl)	25.67	110.79	(77%)	27.69	78.60	(65%)	72.15
Gas ($ per mcf)	3.30	8.75	(62%)	4.90	9.30	(47%)	8.98
Cash flow netback ($ per boe)
Revenue	33.30	73.09	(54%)	37.98	70.16	(46%)	67.83
Royalties	6.69	19.19	(65%)	6.62	16.95	(61%)	15.50
Production expenses	8.56	15.65	(45%)	11.08	14.03	(21%)	14.80
Transportation expenses	0.77	0.68	13%	0.73	0.85	(14%)	0.66
Operating netback	17.28	37.57	(54%)	19.55	38.33	(49%)	36.87
General and administrative	4.97	3.79	31%	4.19	4.52	(7%)	4.21
Cash interest expense	3.13	3.82	(18%)	2.57	4.26	(40%)	4.04
Other cash costs	-	0.02	(100%)	-	0.09	(100%)	0.10
Cash flow netback	9.18	29.94	(69%)	12.79	29.46	(57%)	28.52

Enterra has made additional progress in reducing bank indebtedness with a decrease of more than $3 million over the quarter to $75.0 million as at September 30, 2009, which compares to $78.3 million at the end of June, and $95.5 million at the beginning of 2009.  We are still keeping tight control of our capital expenditures and other expenses.  The current credit facility of $110.0 million, in addition to the funds generated from operations, maintains Enterra’s financial flexibility to pursue both internal and external opportunities.

Q3 2009 average production remained relatively flat at 9,907 boe per day compared with 10,059 boe per day over Q2 2009.  During Q3 2009, we shut-in approximately 500 boe per day of natural gas production because costs exceeded revenues due to low commodity prices.  This production will be restored with a sustained improvement in the natural gas market.  During the quarter we largely offset this decrease with additional production from the Hunton acquisition.

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will be hosting a conference call and webcast on Monday, November 16, 2009 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s Q3 2009 results.  To access the call, please dial 1-866-223-7781 or 416-340-8018 in Toronto.  A live audio webcast of the conference call will be available on the home page of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. MT, November 23, 2009.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 2424473#.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra’s trust units are listed on the New York Stock Exchange under the symbol ENT.  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers, CA, CPA

Senior Vice President and Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com